

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 13, 2013

<u>Via E-mail</u>
Alex Lung
Chief Financial Officer
Mindray Medical International Limited
Mindray Building, Keji 12th Road South
Hi-tech Industrial Park, Nanshan, Shenzhen 518057
People's Republic of China

> Re: **Mindray Medical International Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 8, 2013**
> **File No. 1-33036**

Dear Mr. Lung:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Activities taken by us or our distributors in countries subject to U.S. economic sanctions could have a material and adverse effect on our reputation…, page 18.</u>

1. You stated in your letter to us dated January 19, 2011, that your non-U.S. operations sold products and components to distributors located in Cuba, Sudan, and Syria. You disclose that certain of your distributors are located in or conduct business with those countries. As you know, Cuba, Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please tell us about your contacts with Cuba, Sudan, and Syria since the referenced letter and your letter to us dated February 14, 2011. Your response should describe any products, equipment, components, information, services or support you have provided into Cuba, Sudan, or Syria, directly or indirectly, since the referenced letters, and any

agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of the contacts with Cuba, Sudan, and Syria you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan, and Syria.

3. You stated in your 2011 letters that, to the best of your knowledge, understanding and belief, none of the products, components or services you sold into Cuba, Sudan, and Syria were designed for a military application, or put to weapons or other military use by those countries. Please tell us whether this continues to be the case for the goods, products and services you describe in response to the foregoing comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance